
03029617

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Seiko Epson Corporation

*CURRENT ADDRESS: 3-5, Owa 3-Chome
Suwa-shi, Nagano-Ken
392-8502 JAPAN

**FORMER NAME:

**NEW ADDRESS:


PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

FILE NO. 82- 34746 FISCAL YEAR 3/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM
DAT : 8/27/03

[Translation]

BUSINESS REPORT

[From April 1, 2002 to March 31, 2003]


RECEIVED
JUN 1 6 2003

Table of Contents

CONSOLIDATED BUSINESS RESULTS

[100 million yen]

	Financial Year 2001 (ending March 31, 2002)	Financial Year 2002 (ending March 31, 2003)	Change from Previous Term (%)
Net Sales	12,741	**13,224**	+3.8
Operating Income	261	**493**	+88.4
Net Profit (Loss)	△184	**125**	—
Total Assets	12,416	**11,976**	△3.5
Net Assets	2,803	**2,813**	+0.3
Statistics per Share (Yen):			
Net Profit (Loss)	△121.37	**81.08**	—
Amount of Net Assets	1,846.05	**1,851.13**	+0.3
Total Outstanding Shares (share)	151,864,592	**151,864,592**	—

SEGMENT SALES

[100 million yen]

	FY 1999 (Ending March 31 2000)	FY 2000 (Ending March 31 2001)	FY 2001 (Ending March 31 2002)	FY 2002 (Ending March 31 2003)
Information-related equipment	**8,520**	**8,759**	**9,022**	**9,158**
External sales	8,432	8,669	8,990	9,114
Internal sales between the segments	87	90	32	43
Electronic devices	**2,914**	**4,126**	**3,120**	**3,542**
External sales	2,619	3,822	2,926	3,284
Internal sales between the segments	295	303	194	258
Precision products	**675**	**813**	**781**	**797**
External sales	662	790	763	771
Internal sales between the segments	13	23	18	25
Other	**352**	**428**	**258**	**263**
External sales	128	126	60	53
Internal sales between the segments	223	302	197	209
Eliminations of internal sales	**Δ 619**	**Δ 719**	**Δ 442**	**Δ 537**
TOTAL	**11,843**	**13,409**	**12,741**	**13,224**

CONSOLIDATED BALANCE SHEET

(100 million yen)

(Assets)			(Liabilities)		
Current Assets	[illegible]	**6,229**	**Current Liabilities**	4,946	**6,014**
Cash and deposits	[illegible]	1,311	Notes and accounts payable	[illegible]	1,182
Notes and accounts receivable	[illegible]	2,401	Short-term loans	[illegible]	2,039
Inventories	[illegible]	1,730	Current maturities of long-term loans	702	819
Others	[illegible]	833	Arrearages	[illegible]	855
Allowance for doubtful accounts	[illegible]	Δ47	Others	871	1,117
Fixed Assets	[illegible]	**6,187**	**Non-current Liabilities**	4,190	**3,575**
Tangible fixed assets	[illegible]	5,022	Long-term loans	3,969	3,175
Buildings and structures	[illegible]	3,811	Others	221	400
Machinery and equipment	[illegible]	4,794	**Total Liabilities**	9,137	**9,589**
Tools, furniture and fixtures	[illegible]	1,626	**(Minority Interest in Consolidated Subsidiaries)**		
Land	[illegible]	545	**Minority Interest in Consolidated Subsidiaries**	26	**23**
Others	[illegible]	112	**(Shareholders' Equity)**		
Cumulative depreciation	[illegible]	Δ5,867	**Common Stock**	125	**125**
Intangible fixed assets	[illegible]	312	**Additional Paid-in Capital**	102	**102**
Investments and others	[illegible]	852	**Retained Earnings**	2,648	**2,549**
Investments in securities	[illegible]	268	**Valuation Gain (Loss) on Available-for-sale Securities**	1	**12**
Others	[illegible]	594	**Foreign Currency Translation Adjustment**	Δ65	**13**
Allowance for doubtful accounts	[illegible]	Δ10	**Treasury Stock**	Δ0	**Δ 0**
			Total Shareholders' Equity	2,813	**2,803**
Total Assets	11,976	**12,416**	**Total Liabilities, Minority**	11,976	**12,416**

083904-0002-08226-Tokyo.2007845.2

			Interests and Shareholders' Equity		

(Notes)

Amounts are rounded down to the nearest 100 million yen.

Shareholders' equity for FY 2001 is reorganized in accordance with that of FY 2002.

CONSOLIDATED PROFIT AND LOSS STATEMENT

(100 million yen)

Net Sales		**12,741**
Cost of sales		9,380
Sales Income		**3,361**
Selling, general and administrative expenses		3,099
Operating Income		**261**
Non-operating profit		87
Non-operating expenses		156
Ordinary Income		**192**
Extraordinary profit		4
Extraordinary loss		381
Income (Loss) before Income Taxes, etc.		**△183**
Income tax and other tax		66
Income tax and other tax adjustments		△69
Minority interest		3
Net Profit (Loss)		**△184**

(Notes)

Amounts are rounded down to the nearest 100 million yen.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(100 million yen)

Cash Flows from Operating Activities	[illegible]	**1,512**
Income (loss) before income taxes	[illegible]	△183
Depreciation and amortization	[illegible]	1,282
Decrease in accounts receivable	[illegible]	736
Decrease in inventories	[illegible]	482
Decrease in accounts payable	[illegible]	△533
Others	[illegible]	39
Proceeds from interest and dividend income	[illegible]	14
Interest paid	[illegible]	△74
Income tax paid	[illegible]	△251
Cash Flows from Investing Activities	[illegible]	**△2,783**
Acquisition of fixed assets	[illegible]	△2,332
Others	[illegible]	△450
Cash Flows from Financing Activities	[illegible]	**1,017**
Decrease in short-tem loans	[illegible]	△826
Income by long-term debt	[illegible]	2,222
Repayment of long-term debt	[illegible]	△344
Others	[illegible]	△33
Translation difference of cash and cash equivalents	[illegible]	23
Net increase (decrease) in cash and cash equivalents	[illegible]	△229
Cash and cash equivalents at beginning of year	[illegible]	1,542
Cash and Cash Equivalents at the End of Year	[illegible]	**1,313**

(Notes)

Amounts are rounded down to the nearest 100 million yen.

NON-CONSOLIDATED BALANCE SHEET

(100 million yen)

(Assets)		(Liabilities)	
Current Assets	**4,487**	**Current Liabilities**	**4,939**
Cash and deposits	792	Notes payable	185
Received notes	6	Accounts payable	1,264
Accounts receivable	1,738	Short-term loans	1,372
Inventories	850	Current maturities of long-term loans	790
Others	1,101	Arrearages	868
Allowance for doubtful accounts	△1	Others	459
Fixed Assets	**6,144**	**Non-current Liabilities**	**3,358**
Tangible fixed assets	3,951	Long-term loans	3,055
Buildings and structures	1,590	Others	303
Machinery and equipment	1,436	**Total Liabilities**	**8,298**
Tools, furniture and fixtures	232	**(Shareholders' Equity)**	
Land	523	**Common Stock**	125
Others	167	**Additional Paid-in Capital**	**102**
Intangible fixed assets	186	Capital reserve	102
Investments and others	2,007	**Retained Earnings**	**2,093**
Investments in securities	151	Earned reserve	31
Affiliated shares	1,246	Voluntary reserve	2,212
Others	619	Unappropriated retained earnings at the end of the period	△149
Allowance for doubtful accounts	△10	**Valuation Gain (Loss) on Available-for-sale Securities**	**12**
		Treasury Stock	**△ 0**
		Total Shareholders' Equity	**2,333**
Total assets	**10,632**	**Total Liabilities, Minority**	**10,632**

	[illegible]		Interests and Shareholders' Equity	[illegible]	

(Notes)

Amounts are rounded down to the nearest 100 million yen.

Shareholders' equity for FY 2001 is reorganized in accordance with that of FY 2002.

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(100 million yen)

Net Sales	[illegible]	**9,629**
Cost of sales	[illegible]	8,538
Sales Income	[illegible]	**1,091**
Selling, general and administrative expenses	[illegible]	1,160
Operating Income (Loss)	[illegible]	**△69**
Non-operating profit	[illegible]	299
Non-operating expenses	[illegible]	119
Ordinary Income	[illegible]	**109**
Extraordinary profit	[illegible]	10
Extraordinary loss	[illegible]	405
Income (Loss) before Income Taxes, etc.	[illegible]	**△286**
Income tax and other tax (return)	[illegible]	△24
Income tax and other tax adjustments	[illegible]	△81
Net Profit (Loss)	[illegible]	**△180**
Retained earnings carried forward	[illegible]	44
Interim Dividend	[illegible]	13
Unappropriated Retained Earnings (Loss) at the End of the Period	[illegible]	**△149**

(Notes)

Amounts are rounded down to the nearest 100 million yen.

APPROPRIATION STATEMENT

(million yen)

Unappropriated Retained Earnings (Loss) at the End of the Period	[illegible]	△14,989
Reversal of Voluntary reserve	[illegible]	**20,355**
Reversal of reserve for extraordinary depreciation	[illegible]	355
Reversal of contingent reserve		20,000
Total	[illegible]	**5,366**
The above has been appropriated as follows:		
Dividends	[illegible]	**1,366**
9 yen per one share		
Officer's Bonus	[illegible]	**98**
(Statutory auditor's bonus)	[illegible]	(12)
Voluntary Reserve	[illegible]	**1,013**
Reserve for extraordinary depreciation	[illegible]	1,013
Profits Carried Forward	[illegible]	**2,888**

Note: 1. The Reserve for extraordinary depreciation is based on the Special Taxation Measures Law and the amount equivalent to the deferred tax liabilities is deducted from the amount of reversal and reserve of it.

2. Based on the resolution of the board meeting held on October 31, 2002, the interim dividend of 1,366 million yen (9 yen per share) was effected.